Exhibit 99.1

NEWS RELEASE

FOR IMMEDIATE RELEASE
CEO Approval
For Further Information Contact:
Michael O. Moore Executive Vice President Chief Financial Officer 704-551-7201

CATO ANNOUNCES RETIREMENT AGREEMENTS WITH COMPANY
FOUNDERS

Charlotte, N.C. (September 3, 2003) – The Cato Corporation (NYSE: CTR) announced today that the Company has entered into agreements with Mr. Wayland H. Cato, Jr., a Company founder and Chairman of the Board and Mr. Edgar T. Cato, a Company founder and a member of the Board of Directors. The agreements provide for the retirement of Mr. Wayland Cato and Mr. Edgar Cato from the Company and the Board of Directors effective January 31, 2004. Mr. Wayland Cato will be available to the Company for consulting services following his retirement.

In the third quarter, the Company expects to take a charge of approximately $2.8 million representing the present value of certain payments and benefits to Mr. Wayland Cato and Mr. Edgar Cato under the terms of the agreements. The charge will be approximately $1.8 million on an after-tax basis, or $.08 per diluted share for the third quarter and year. The benefits include compensation for three years commencing on the retirement date, life insurance coverage for three years, continuation of medical insurance coverage, and assistance with the relocation of their offices and are in consideration of the consulting services, non-competition covenants and confidentiality covenants, among other obligations of the retirees.

The retirement agreements were negotiated by the Compensation Committee of the Board of Directors and approved by the independent directors on the Company’s Board.

Exhibit 99.1

The Cato Corporation is a leading specialty retailer of value-priced women’s fashion apparel operating two divisions, “Cato” and “It’s Fashion!”. The Company primarily offers exclusive merchandise with fashion and quality comparable to mall specialty stores at low prices, every day. As of August 30, 2003, The Cato Corporation operated 1,063 stores in 26 states. Additional information on The Cato Corporation is available at www.catocorp.com.

Statements in this press release not historical in nature, including specifically the Company’s expectations regarding the amount of the charge it expects to take in the third quarter as a result of the retirement agreements described above, are considered “forward-looking” within the meaning of The Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on current expectations that are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those contemplated by the forward-looking statements. Such factors include, but are not limited to, the following: judgments regarding the ultimate valuation of, and accounting treatment accorded to, the benefits to be provided pursuant to the retirement agreements described above, general economic conditions; competitive factors and pricing pressures; the Company’s ability to predict fashion trends; consumer apparel buying patterns; adverse weather conditions and inventory risks due to shifts in market demand. The Company does not undertake to publicly update or revise the forward-looking statements even if experience or future changes make it clear that the projected results expressed or implied therein will not be realized. The Company is not responsible for any changes made to this press release by wire or Internet services.

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